Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 16, 2018

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
S000050413 Zevenbergen Growth Fund
S000050414 Zevenbergen Genea Fund

Dear Ms. Bentzinger:

This correspondence is being filed in response to the oral comments and suggestions of the Staff of the Division of Investment Management (the “Staff”) of October 11, 2018, regarding Post-Effective Amendment (“PEA”) No. 142 to the Trust’s registration statement on Form N-1A.  PEA No. 142 was filed with the U. S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of making material changes to the Funds’ registration statement.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

General

1)	The Staff comments are relevant to both the Zevenbergen Growth Fund and Zevenbergen Genea Fund, unless otherwise noted.

The Trust confirms comments will be applied to both Funds unless the comment notes otherwise.

Prospectus

2)	Include disclosure in the Expense Example to clarify that the figures apply whether a shareholder redeems or holds onto shares of the Fund.

The Trust responds that it will add the following disclosure:

The amounts shown in the Example would be the same even if you did not redeem your shares at the end of each period.

3)
In the tax risk paragraph, please clarify the diversification requirements referenced in this section are those under the Internal Revenue Code of 1986, as amended, and not of those under the Investment Company Act of 1940.

The Trust responds that it will clarify the disclosure.

4)	After the average annual total returns table, please state that after tax returns are shown for only one class and that after tax returns for other classes will vary.

The Trust responds that it will add disclosure to this effect.

5)	In the asset management team paragraph, state the year of inception.

The Trust responds that it will add the year of inception.

6)	Disclose whether the investment objectives are fundamental. If they are not, disclose that they may be changed without a shareholder vote.

The Trust responds that the investment objectives are non-fundamental and will add disclosure to this effect.

7)	The Staff notes that Item 9 is virtually identical to Item 4 and the Staff views that repetition often highlights that a fund has not provided a summary in Item 4.

The Trust responds that the disclosure in Item 9 is complete and that the Item 4 disclosure summarizes the information where possible.

8)
Regarding the statement “. . . over 25% of both Fund’s assets were invested in securities within each of the consumer discretionary and technology sectors”, please reconcile with the summary section statement for the Growth Fund that the sectors are “at least 25% as of June, 30, 2018.”

The Trust responds that it will revise the disclosure for the Growth Fund to state “over 25%” rather than “at least 25%”

9)
In addition to the disclosure that the recoupment provision is subject to the lesser of the expense cap at the time of waiver/payment or the expense cap at the time of recapture, please clarify that such recoupment will only occur if it does not cause a Fund’s expense ratio to exceed the expense cap after the recoupment is taken into account.

The Trust responds that it will revise the note to state:

The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for up to three years from the date they were waived or paid, subject to, after taking the recoupment into account, the Expense Caps at the time of waiver/payment or the Expense Caps at the time of recoupment, whichever is lower.

10)
Referencing the J.P. Morgan Investment Management, Inc. no action letter (May 7, 1996) (the “J.P. Morgan Letter”), regarding the Adviser’s Prior Performance, disclose as applicable, that the Composite reflects the highest fees charged to any account during the performance period.

The Trust notes that the J.P. Morgan Letter supports using the highest fee in connection with performance advertising when the use of a model fee is preferred to using the actual fees that a client would have paid or actually paid. The Trust has confirmed with the adviser that, as currently disclosed, the returns presented reflect the deduction of the fees actually charged to the adviser’s accounts.

11)
In the Pricing of Fund Shares section, if a Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, disclose that the NAV may change on days when shareholders are not able to purchase or redeem shares as required by Form N-1A, Item 11(a), Instruction 2.

The Trust responds that it has confirmed with the Adviser that the Funds do not expect to hold portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Funds do not price their shares, and therefore, such disclosure is not applicable.

12)	In the redeeming by telephone section, clarify that redemption requests received before the close of trading will be priced based on net asset value calculated as of the close of trading.

The Trust responds that it will make the requested clarification.

13)	The Redemption “In-Kind” section must disclose whether in-kind would be pro-rata of portfolio assets, individual assets, or another scenario.

The Trust responds that pro-rata in-kind distribution of portfolio assets disclosure will be added to the section.

14)	The Redemption “In-Kind” section must disclose that shareholders who receive redemptions “in-kind” may incur taxable capital gains in converting those securities to cash.

The Trust responds that it will add disclosure to this effect.

15)	If any redemptions “in-kind” are illiquid securities, disclose that shareholders will bear the risk of not being able to sell those securities.

The Trust responds that it will add such disclosure.

Statement of Additional Information

16)
In the Fundamental investment policy section relating to senior securities that discusses “offsetting,” please note that offsetting is not permitted for all securities. State that the Funds cover such obligations consistent with Commission or other SEC Staff approved measures.

The Trust responds that it will make this revision.

17)
With respect to the fundamental investment policy relating to concentration, as the Funds and the adviser may not ignore underlying holdings, please add disclosure indicating the Funds will consider investments of underlying fund’s holdings, including ETFs, when determining compliance with their own concentration policy.

The Trust responds that it is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. The Trust notes that the adviser would not have access to an unaffiliated underlying fund’s current portfolio holdings information at the time of investment. Notwithstanding the foregoing, the Trust confirms that, to the extent an underlying investment company has adopted a fundamental policy to concentrate in a particular industry, the Funds will take such policy into consideration for purposes of the their own industry concentration policy.

18)
In the section discussing fee waivers, clarify in the language that the recoupment provision is subject to the lesser of the expense cap at the time of waiver/payment or the expense cap at the time of recapture, and further, as requested in Comment 9, the Staff requests disclosure that the adviser will only recoup after the repayment is taken into account.

The Trust responds that the expense cap language will be revised to track the expense cap language as presented in the prospectus:

The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for up to three years from the date they were waived or paid, subject to, after taking the recoupment into account, the Expense Caps at the time of waiver/payment or the Expense Caps at the time of recoupment, whichever is lower.

19)	The other accounts managed by portfolio managers cannot be aggregated and each portfolio manager’s other accounts should be listed separately as required by Item 20 (a).

The Trust responds that the information was not aggregated, as the portfolio manager team jointly co‑manages the other accounts, and that explanatory disclosure will be added accordingly.

20)	Clarify how the sub-accounting service fees paragraph relates to the shareholder servicing plan fees paid by the Funds for the last three years.

The Trust responds that it will clarify the disclosure as requested.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 626-914-7220.

Sincerely,

/s/ Eric W. Pinciss
Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios